Itaú Unibanco's profit totals R$11.1 billion in the first quarter of 2025 and loan portfolio reaches R$1.4 trillion

Annualized recurring managerial return on average equity was 22.5%; the continuous innovation agenda remains focused on a simple and hyper-personalized experience

São Paulo, May 8, 2025 | Itaú Unibanco's recurring managerial return in the first quarter of 2025 increased by 13.9% year-on-year, due to the combination of a healthy mix of the loan portfolio, controlled delinquency ratios, its cost efficiency program and focus on the needs of the bank's clients.

Accordingly, the Superapp Itaú, a platform that consolidates all banking solutions in a single, application with a simple, friendly and contextualized experience for customers, launched 16 new products in 2024 alone. These include *Pix Crédito* (instant payment), *Cofrinhos*, Spending Control, Prepayment of Installments, Payment of Purchases in Cash in Installments, Simulation of Purchase, Card Area and Hub of Security, as well as *Pix via WhatsApp* with Generative AI and *Pix* by proximity. This year, the standout feature is Spending Control, along with the planned launch of Generative AI-based functionalities like Investment Intelligence, which will have a pilot later this quarter.

In R$ million(*) (except where otherwise indicated)	1Q25	4Q24	Δ	1Q24	Δ
Recurring Managerial Result	11,128	10,884	2.2%	9,771	13.9%
Annualized Recurring Managerial Return on Average Equity	22.5%	22.1%	40 basis points	21.9%	60 basis points
Total Adjusted Loan Portfolio[1] (R$ billion)	1,383.1	1,406.4	-1.7%	1,222.3	13.2%
NPL ratio (90-days) – Total	2.3%	2.4%	-10 basis points	2.7%	-40 basis points

(*) As of January 2025, CMN Resolution No. 4,966/21 came into force, establishing the classification, measurement, recognition and write-off of financial instruments and the recognition of a provision for expected loss associated with credit risk. Adoption was prospective, with no material effects.

"In addition to highlighting the progress made in our innovation and cultural transformation agenda, particularly in customer centricity, the soundness of our financial indicators demonstrates how prepared and strong Itaú Unibanco is to face challenges and capitalize on opportunities in the short and long term, generating real value for clients, investors, and the Brazilian economy"

Milton Maluhy Filho
Itaú Unibanco's CEO

Highlights of the quarter:

- The financial margin with clients increased 13.9%, driven by the positive effect of the growth of the loan portfolio, the higher liabilities' margin and higher return on working capital.

- The credit quality indicators continue to evolve positively. In the first quarter, non-performing loans over 90 days overdue (NPL 90) decreased by 40 basis points year-on-year, and the highlight was the delinquency ratios in the individual's portfolio, which reached 3.6% in the quarter, the lowest level ever, with a reduction of 60 basis points. in the year.

"Itaú Unibanco's results in the first quarter of 2025 reflect a virtuous circle of soundness and delivery of value. Our balance strengthens the quality, responsibility and commitment of the whole bank by embracing an ongoing agenda for innovation, efficiency and focus on the client."

Gabriel Amado de Moura
Itaú Unibanco's CFO

- The growth of the total loan portfolio[1] was 13.2% on a year-on-year basis. The individuals portfolio grew 8.6% in the 12-month period, and noteworthy were the increases of 16.7% in mortgage loans, 9.0% in vehicle financing and 7.8% in personal loans.

- Commissions and fees and result from insurance operations were up 5.6% compared to the same period of 2024, mainly driven by the higher revenue from card issuing activities and increased gains from asset management, in addition to the 16% growth in result from insurance operations.

- Non-interest expenses reached R$15.8 billion, an increase of 9.8% in relation to the same period of the previous year. The strategic investments in technology drove the increase in expenses and in personnel costs. The bank's efficiency ratio in the first quarter was 38.1%, a reduction of 20 basis points on a year-on-year basis, being the lowest level of the historical series.

- The organic capital generation enabled the absorption of both the impacts of the regulatory changes in the first quarter of the year and the natural movements in the business. Therefore, after the payment of additional dividends for 2024, our Tier I Capital (CET I) closed March 2025 at 12.6%, an increase of 30 basis points compared to the proforma figures in December 2024.

As part of its corporate governance and commitment to transparency and communication with the market and society, Itaú Unibanco has released the new edition of the 2024 Integrated Annual Report and the 2024 ESG Report, materials that mark the 100 years of the bank and provide a full view of the business, with key information to different audience profiles, including the press. These documents can be accessed on the website: https://www.itau.com.br/relacoes-com-investidores/en/results-and-reports/integrated-annual-report/

Further information on Itaú Unibanco earnings is available on Itaú Unibanco's Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/.

Corporate Communication – Itaú Unibanco
imprensa@itau-unibanco.com.br

[1] Includes financial guarantees provided and corporate securities.